Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the market in general that the Company’s executives will join the live event as follows: Topic Organizer Executive/Position Subject Date and Link to access matter Time Panorama Itaúsa S.A. Milton Maluhy Filho Itaú September, https://www.youtube.com/itausaholding Itaúsa – CEO Unibanco’s 28, from strategy and 10am to perspectives 12:30pm https://panorama.itausa.com.br/ São Paulo (State of São Paulo), September 1st, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence